Exhibit 24(b)(4.115)
ING Life Insurance and Annuity Company

ENDORSEMENT

This Contract, and the Certificate, if applicable, are endorsed as follows.

1.	Delete the Loan Account provision and replace with the following:
The Loan Account: An accounting device used to keep a record of loan activity. For each loan, an amount equal to the loan amount is transferred from the Investment Options in which the Individual Account is invested and is credited to the Loan Account. The Loan Account is then credited with interest at a rate equal to the Loan Interest Rate.
2.	The Loan Interest Rate provision is deleted and replaced with the following:
Loan Interest Rate: The Company will set a Loan Interest Rate on the first business day of each month. The interest rate will be equal to the Moody's Average Corporates for the calendar month beginning two months before the Loan Interest Rate is effective.
If the interest rate is 8% or less, the rate will be fixed for the term of the loan.
An adjustable interest rate will be applied if the initial interest rate exceeds 8%. The initial interest rate will be effective for a period of not less than three months and not more than one year. The initial interest rate and the period for which it will apply will be specified in the loan agreement. For each subsequent period, the interest rate is adjusted if the new rate is at least 0.5% higher or lower than the current rate. We will provide Participants with reasonable notification of any change in the Loan Interest Rate.
3.	Add the following:
Loan Initiation Fee: Loans which are effective on and after the effective date of this endorsement will be subject to a fee for loan initiation. This fee will not exceed $100 per loan. The initiation fee will be deducted from the vested Individual Account value during the first month of the loan period.
The Company reserves the right to change the fees charged for loan initiation, but not to exceed $100 per loan.

Endorsed and made a part of the Contract, and the Certificate, if applicable, on the Effective Date of the Contract and Certificate.

/s/ Catherine M. Smith

President
ING Life Insurance and Annuity Company

E-LIF-10(XC)